EX-99.B-77D(g)

SUB-ITEM 77D(g): Any other investment policy set forth in the registrant’s charter, by-laws or prospectus.

INVESTED PORTFOLIOS

Supplement dated September 16, 2014 to the

InvestEd Portfolios Statement of Additional Information

dated April 30, 2014

The following is inserted as a new section immediately following the “The Portfolios, Their Investments, Related Risks and Restrictions — Investment Restrictions of the Portfolios” section on page 5:

Interfund Lending

Pursuant to an exemptive order issued by the SEC, the InvestEd Portfolios, together with the Ivy Funds, the Waddell & Reed Advisors Funds and the Ivy Funds Variable Insurance Portfolios (referred to with the Portfolios for purposes of this section as Funds), will have the ability to lend money to, and borrow money from, each other pursuant to a master interfund lending agreement (Interfund Lending Program). Under the Interfund Lending Program, the Funds may lend or borrow money for temporary purposes directly to or from one another (an Interfund Loan), subject to meeting the conditions of the SEC exemptive order. All Interfund Loans would consist only of uninvested cash reserves that the lending Fund otherwise would invest in short-term repurchase agreements or other short-term instruments.

If a Fund has outstanding bank borrowings, any Interfund Loans to the Fund would: (a) be at an interest rate equal to or lower than that of any outstanding bank loan, (b) be secured at least on an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding bank loan that requires collateral, (c) have a maturity no longer than any outstanding bank loan (and in any event not over seven days), and (d) provide that, if an event of default occurs under any agreement evidencing an outstanding bank loan to the Fund, that event of default will automatically (without need for action or notice by the lending Fund) constitute an immediate event of default under the Interfund Lending Agreement, entitling the lending Fund to call the Interfund Loan (and exercise all rights with respect to any collateral), and that such call will be made if the lending bank exercises its right to call its loan under its agreement with the borrowing Fund.

A Fund may make an unsecured borrowing under the Interfund Lending Program if its outstanding borrowings from all sources immediately after the borrowing under the Interfund Lending Program are equal to or less than 10% of its total assets, provided that, if the Fund has a secured loan outstanding from any other lender, including but not limited to another Fund, the Fund’s borrowing under the Interfund Lending Program will be secured on at least an equal priority basis with at least an equivalent percentage of collateral to loan value as any outstanding loan that requires collateral. If a Fund’s total outstanding borrowings immediately after an interfund borrowing under the Interfund Lending Program exceed 10% of its total assets, the Fund may borrow through the Interfund Lending Program on a secured basis only. A Fund may not borrow under the Interfund Program or from any other source if its total outstanding borrowings immediately after the borrowing would be more than 33 1/3% of its total assets.

No Fund may lend to another Fund through the Interfund Program if the loan would cause the lending Fund’s aggregate outstanding loans through the Interfund Program to exceed 15% of its current net assets at the time of the loan. A Fund’s Interfund Loans to any one Fund shall not exceed 5% of the lending Fund’s net assets. The duration of Interfund Loans will be limited to the time required to receive payment for securities sold, but in no event more than seven days, and for purposes of this condition, loans effected within seven days of each other will be treated as separate loan transactions. Each Interfund Loan may be called on one business day’s notice by a lending Fund and may be repaid on any day by a borrowing Fund.

The limitations detailed above and the other conditions of the SEC exemptive order permitting interfund lending are designed to minimize the risks associated with interfund lending for both the lending Fund and the borrowing Fund. However, no borrowing or lending activity is without risk. When a Fund borrows money from another Fund, there is a risk that the Interfund Loan could be called on one day’s notice or not renewed, in which case the Fund may have to borrow from a bank at higher rates if an Interfund Loan is not available from another Fund. Interfund Loans are subject to the risk that the borrowing Fund could be unable to repay the loan when due, and a delay in repayment to a lending Fund could result in a lost opportunity or additional lending costs. No Fund may borrow more than the amount permitted by its investment limitations.

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The following replaces the “Borrowing” paragraph in the “Investment Strategies, Policies and Practices of the Underlying Funds — Specific Securities and Investment Practices” section on page 8:

  Borrowing

Each of the underlying funds may borrow money only as permitted under the 1940 Act, the rules and regulations thereunder and any applicable exemptive relief. Proceeds from borrowings will be used for temporary, extraordinary or emergency purposes, including temporary purposes associated with the Interfund Lending Program discussed above. Interest on money borrowed is an expense an underlying fund would not otherwise incur, so that it may have reduced net investment income during periods of outstanding borrowings. If an underlying fund does borrow money, its share price may be subject to greater fluctuation until the borrowing is paid off.

INVESTED PORTFOLIOS

Supplement dated December 16, 2014 to the

InvestEd Portfolios Prospectus

dated April 30, 2014

and as supplemented May 15, 2014

In addition, effective January 1, 2015, the Prospectus is amended to reflect that the name of Waddell & Reed Advisors International Growth Fund has changed to Waddell & Reed Advisors Global Growth Fund.

INVESTED PORTFOLIOS

Supplement dated December 31, 2014 to the

InvestEd Portfolios Statement of Additional Information

dated April 30, 2014

and as supplemented September 16, 2014

Effective January 1, 2015, the Statement of Additional Information is amended to reflect that the name of Waddell & Reed Advisors International Growth Fund has changed to Waddell & Reed Advisors Global Growth Fund.